SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: August, 2014	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

10160 – 112 Street

Edmonton, Alberta

Canada T5K 2L6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: August 6, 2014	By:	/s/ Daniel J. Lefaivre
		Name:	Daniel J. Lefaivre, FCMA
		Title:	Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Stantec Inc. 2014 Second Quarter Report to Shareholders
99.2	Certification of Interim Filings – President and CEO
99.3	Certification of Interim Filings – Executive Vice President and CFO